Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN : L85195TG1984PLC004507

Tel :+91 40 4900 2900
Fax :+91 40 4900 2999
Email :mail@drreddys.com
www.drreddys.com

November 4, 2019

The Secretary

BSE Limited

National Stock Exchange of lndia Ltd.

New York Stock Exchange Inc.

Dear Sir/Madam,

Sub: Unaudited Financial Results for the quarter and half-year ended September 30, 2019 - Advertisement

Further to our intimation dated November 1, 2019, please find enclosed herewith copies of the newspaper advertisements published on November 2, 2019, regarding unaudited financial results of the Company for the quarter and half-year ended September 30, 2019.

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl.: A/a

Business Standard: November 2, 2019

Andhra Prabha November 2, 2019